70 West Madison Street, Suite 3100 Chicago, Illinois 60602-4207 312.372.1121 • Fax 312.827.8000

ALAN GOLDBERG
312.807.4227
agoldberg@bellboyd.com
Direct Fax: 312.827.8086

August 14, 2007

VIA EDGAR

Mrs. Patricia Williams
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Keeley Funds, Inc.
1933 Act Registration No. 333-124430
1940 Act Registration No. 811-21761

Dear Mrs. Williams:

     This letter responds to the comments Mr. Briccio Barrientos conveyed to me on July 17, 2007, regarding post-effective amendment no. 6 to the registration statement under the Securities Act of 1933, as amended, and amendment no. 7 to the registration statement under the Investment Company Act of 1940, as amended, filed on behalf of Keeley Funds, Inc. (the “Company”) on Form N-1A to register shares of a new series of the Company, Keeley Small-Mid Cap Value Fund (the “Fund,” and together with the other series of the Company, the “Funds.”) For convenience, each of Mr. Barrientos’ comments, as we understood them, is repeated below, with responses immediately following. Where revised disclosure from the post-effective amendment dated as of the date hereof is included in a response, we have marked the disclosure to show changes from the original post-effective amendment filing on June 1, 2007.

     Although not specifically requested by Mr. Barrientos, all missing data and information in the June 1st filing not otherwise mentioned by him will be incorporated into the registration statement.

chicago • washington

Mrs. Patricia Williams
August 14, 2007

Registration Statement. Please note – We have included for your convenience, where applicable, the page numbers of the Prospectus and Statement of Additional Information located in the post-effective amendment dated as of the date hereof.

Prospectus

1.	Comment:	Pages 1 and 2: Please include a statement specifying that in case less than 80% of the net assets of the Small Cap Value Fund, Small-Mid Cap Value Fund or Mid Cap Value Fund are invested in companies meeting the criteria specified in the section “Principal Investment Strategies and Policies,” those series will only invest its assets in those companies and industries that meet that criteria until the 80% threshold is re-attained.

	Response:	Agreed. Pages 1 and 2 of the Prospectus have been revised to read as follows:

Small Cap Value Fund
The Small Cap Value Fund intends to pursue its investment objectives by investing in companies with a small market capitalization, which we currently define as $2.5 billion or less. Under normal market conditions, the Fund will invest no less than 80% of its net assets plus the amount of any borrowings for investment purposes in common stocks and other equity type securities (including preferred stock, convertible debt securities and warrants) of small market capitalization. As long as an investment continues to meet the Fund’s other criteria, the Fund may choose to hold such securities even if the company grows beyond the $2.5 billion capitalization level. If less than 80% of the Fund’s assets (plus the amount of any borrowings for investment purposes) are invested in such companies, the Fund will not invest in companies other than those with a small market capitalization until the 80% threshold is restored.

Small-Mid Cap Value Fund
The Small-Mid Cap Value Fund intends to pursue its investment objective by investing in companies with small and mid-size market capitalization, which we currently define as $7.5 billion or less. Under normal market conditions, the Fund will invest no less than 80% of its net assets plus the amount of any borrowings for investment purposes in common stocks and other equity type securities (including preferred stock, convertible debt securities and warrants) of small and mid-size market cap companies. As long as an investment continues to meet the Fund’s other criteria, the Fund may choose to hold such securities even if the company grows beyond the $7.5 billion capitalization level. If less than 80% of the Fund’s assets (plus the amount of any borrowings for investment purposes) are invested in such companies, the Fund will not invest in companies other than those with small and mid-size market capitalization until the 80% threshold is restored.

Mrs. Patricia Williams
August 14, 2007

Mid Cap Value Fund
The Mid Cap Value Fund intends to pursue its investment objective by investing in companies with mid-size market capitalization, which we currently define as between $2.5 billion and $10 billion. Under normal market conditions, the Fund will invest no less than 80% of its net assets plus the amount of any borrowings for investment purposes in common stocks and other equity type securities (including preferred stock, convertible debt securities and warrants) of mid-size market cap companies. As long as an investment continues to meet the Fund’s other criteria, the Fund may choose to hold such securities even if the company grows beyond the $10 billion capitalization level. If less than 80% of the Fund’s assets (plus the amount of any borrowings for investment purposes) are invested in such companies, the Fund will not invest in companies other than those with mid-size market capitalization until the 80% threshold is restored.

2.	Comment:	Page 5: Please include a footnote (under the bar chart) specifying the total return for the period ending June 31, 2007 for the Keeley Small Cap Value Fund.

	Response:	Agreed. Page 5 has been amended to include the above mentioned footnote.

3.	Comment:	Page 6: Same comment as above. In addition, please delete the last statement and any reference to comparative performance information for the Fund.

	Response:	Agreed. Page 6 of the Prospectus as been amended in accordance with your request to include the footnote specifying the total return for the period ending June 31, 2007 for the Keeley Mid Cap Value Fund. We also have deleted all language regarding the blend of performance of the other Funds, and the cross- reference to Appendix A from the Prospectus (“Past Performance of Keeley Asset Management Corp.”), which likewise has been removed from the filing.

4.	Comment:	Page 7: Please complete the second chart “Annual Fund Operating Expenses” with the missing data and information.

	Response:	Agreed. The chart has been amended and completed.

5.	Comment:	Page 8: Please specify the date when the waiver for the Small Cap Value Fund expires; please complete the Example Table with the estimated costs for investing in the Small-Mid Cap Value Fund.

Mrs. Patricia Williams
August 14, 2007

	Response:	Agreed. The first paragraph on page 7 has been amended to state that the waiver for the Small Cap Value Fund expires on September 8, 2007; the Example Table has been amended and completed. This will confirm, on a supplementary basis, that all waivers described on this page are contractual waivers.

6.	Comment:	Pages 9 and 10: Please specify the date when the Adviser (Keeley Asset Management Corp.) started providing advisory services to each of the Funds.

	Response:	Agreed. Pages 9 and 10 have been amended to state that the Adviser has provided investment advisory services to each Fund since their respective inceptions.

Statement of Additional Information

1.	Comment:	Pages 8 and 9, Section captioned “Management of the Funds,” subsection “General:” Please specify whether the Board of Directors of the Funds has established separate Board Committees and, if so, indicate the number of meetings held by each such Committee.

	Response:	Agreed. The following sentence has been added as the second paragraph of the above mentioned section:

“On May 17, 2007, the Board of Directors of the Corporation established a Committee of Independent Directors (the “Committee”) to oversee (i) the Corporation’s accounting and financial reporting policies and practices, its internal controls and, as appropriate in its judgment, the internal controls of certain service providers; and (ii) the quality and objectivity of the financial statements of each Fund and the independent audits thereof. In addition, the Committee acts as liaison between the Corporation’s independent auditors and the full Board, and preapproves the scope of the audit and non-audit services the Corporation’s independent auditors provide to the Adviser and its affiliates.”

Because the Committee has just recently been established, there were no Committee meetings held during the last fiscal year; accordingly, we have not revised the SAI.

2.	Comment:	Page 13: Please amend the chart to include data as to (i) the aggregate compensation that Walter D. Fitzgerald received from Keeley Mid Cap Value Fund, and (ii) include an estimate of the total compensation the directors will receive from the Fund and

Mrs. Patricia Williams
August 14, 2007

the total compensation that will be paid to directors from all the Funds.

	Response:	Agreed. The chart has been amended and completed.

3.	Comment:	Page 14: Please specify the gross dollar amount of fees received by the Adviser for serving as investment adviser to the Small Cap Value Fund for the past three fiscal years.

	Response:	Agreed. This information has been included.

4.	Comment:	Pages 26 and 27: Please specify the amount of brokerage fees paid by Small Cap Value Fund for the period ended September 30, 2006.

	Response:	Agreed. Keeley Small Cap Value Fund, Inc. is a separate registrant. However, because that fund is offered in a joint prospectus with the Funds, the following statement has been added at the end of the section captioned “Portfolio Transactions and Brokerage,” subsection “Brokerage”:

“For the years ended September 30, 2006, 2005 and 2004, the Small Cap Value Fund paid to brokers, other than the Distributor, brokerage commissions totaling $538,650, $0 and $250, respectively, on transactions having a total market value of $223,170,586, $0 and $69,747, respectively. For the years ended September 30, 2006, 2005 and 2004, the Small Cap Value Fund paid the Distributor brokerage commissions of $4,984,751, $468,702 and $258,240, respectively, on transactions involving the payment of commissions having a total market value of $2,007,165,482, $137,772,207 and $63,961,868, respectively. Of the brokerage commissions paid by the Small Cap Value Fund for the years ended September 30, 2006, 2005 and 2004, 90.3%, 100.0% and 99.9%, respectively, were paid to the Distributor and such commissions paid to the Distributor were paid in connection with transactions involving securities having a market value equal to 90.0%, 100.0% and 99.9%, respectively, of the total market value of securities on which the Small Cap Value Fund paid commissions. The above does not include principal transactions when the Small Cap Value Fund purchases securities directly from NASD marketmakers on a principal basis. During the fiscal year ended September 30, 2006, the Small Cap Value Fund did not acquire securities of its regular brokers or dealers or their parents.”

5.	Comment:	Pages 28 and 29: Please amend the language on portfolio holdings disclosure to state (if applicable) that the third party service providers listed will receive portfolio holding information more frequently than this information is filed with the SEC or sent to shareholders.

Mrs. Patricia Williams
August 14, 2007

Response:	Agreed. We have confirmed that each of the third party service providers will, in fact, receive portfolio holding information more frequently than as filed with the SEC or sent to shareholders; we have amended the Statement of Additional Information accordingly.

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     We believe that this information responds to all of your comments. Please call me at (312) 807-4227 or Anna Paglia at (312) 781-7163 to confirm the adequacy of our responses.

Very truly yours,

/s/ Alan Goldberg

Alan Goldberg

Copy: Robert Kurinsky, Esq.